Mail Stop 4561

May 7, 2009

<u>Via U.S. Mail and Facsimile (781) 280-4901</u>

Norman R. Robertson
Chief Financial Officer
Progress Software Corporation
14 Oak Park
Bedford, Massachusetts 01730

> **Re: Progress Software Corporation**
> **Amendment No. 1 to Form 10-K for the Fiscal Year Ended November**
> **30, 2008**
> **Filed March 27, 2009**
> **Form 10-Q for the Fiscal Quarter Ended February 28, 2009**
> **Filed April 9, 2009**
> **Definitive Proxy Statement**
> **Filed April 10, 2009**
> **File No. 033-41752**

Dear Mr. Robertson:

　　We have limited our review of your filing to those issues contained in our letter dated February 25, 2009. All of our comments pertain to our letter and the above-referenced filings. Should you have any questions concerning our comments or any other aspect of our review, please feel free to call us at the telephone numbers listed at the end of this letter.

<u>Amendment No. 1 to Annual Report on Form 10-K for fiscal year ended November 30, 2008</u>

<u>General</u>

　　1.　We note that you are filing your Exchange Act reports on EDGAR using an incorrect file number (033-41752), although the correct file number appears on the facing page of your Form 10-K/A (000-19417). Please advise.

Part III

Item 11. Executive Compensation, page 6

Compensation Discussion and Analysis, page 6

Administration and Objectives of our Executive Compensation Program, page 6

2. We note your disclosure on page 7 that you use peer and industry group data prepared by Radford Surveys and Consulting, analyzing the compensation practices of 14 other software companies, to assist you in making decisions on executive compensation. Please tell us the extent to which you considered the comparative performance of these companies when making executive compensation decisions, and, if you did, how your performance compares to theirs. Please confirm that you will provide similar disclosure in future filings.

Executive Compensation Components, page 7

3. We note from your disclosure on page 8 that your compensation committee decided to increase the base salaries of Messrs. Ireland, Reidy and Robertson in 2008 and to keep Mr. Stamen's salary at its 2007 level. In your response letter, please explain in more specific detail how your compensation committee reached these compensation decisions. Please identify the specific factors that the compensation committee considered in determining each officer's base salary in 2008 and explain how the company evaluated and weighed each factor. For example, please tell us the weight the compensation committee assigned to Mr. Alsop's recommendations regarding base salary levels. Also, we note your disclosure that salary increases were based upon a review of individual, business unit and/or departmental contribution and performance by your officers. Please describe the specific items of corporate and individual performance that were taken into account in making decisions regarding base salary levels. See Item 402(b)(2)(v) and (vii) of Regulation S-K. Please confirm that you will provide similar disclosure in future filings.

4. We note your disclosure on page 9 that in April 2008 your Compensation Committee increased the target incentive bonus of each of Messrs. Ireland, Reidy, Robertson and Stamen by between 4% and 25%. In your response letter, please explain why the compensation committee decided to increase the target incentive bonuses. Please identify the factors that the Compensation Committee considered in making this change. See Item 402(b)(ix) of Regulation S-K.

Definitive Proxy Statement filed on April 10, 2009

5. We note that the proxy statement was not filed in preliminary form with the
    Commission. Given that the proxy statement is soliciting proxies, in part, to fix
    the number of the company's directors at six, it does not appear that the proxy
    statement qualifies under Rule 14a-6 for the exclusion from filing in preliminary
    form. Please advise.

Form 10-Q for the quarter ended February 28, 2009

Item 4. Controls and Procedures, page 22

6. You do not appear to fully address whether your disclosure controls and
    procedures, as defined in Rule 13a-15(e) under the Exchange Act, are effective.
    The rule requires that the disclosure controls and procedures be "designed to
    ensure that information required to be disclosed by the issuer in the reports that it
    files or submits under the Act…is recorded, processed, summarized and reported,
    within the time frames specified in the Commission's rules and forms," and that
    they also be designed to ensure that "information required to be disclosed by an
    issuer . . . is accumulated and communicated to the issuer's management . . . as
    appropriate to allow timely decisions regarding required disclosure." Please
    confirm, if true, that your disclosure controls and procedures for the relevant
    annual and quarterly periods met all of the requirements of Rule 13a-15(e).
    Additionally, tell us how you intend to comply with this requirement in your
    future reports by including a complete statement in your controls and procedures
    section or, alternatively, by referring to the definition contained in Rule 13a-15(e).

* * * * *

You may contact Ryan Houseal, Attorney-Advisor at (202) 551-3105, or in his
absence, Matthew Crispino, Staff Attorney, at (202) 551-3456. If you require further
assistance, please contact me, at (202) 551-3735.

Sincerely,

Barbara C. Jacobs
Assistant Director